United States securities and exchange commission logo





                            September 16, 2022

       Mikhail Zhukov
       Chief Executive Officer
       HeadHunter Group PLC
       9/10 Godovikova St.
       Moscow, 129085 Russia

                                                        Re: HeadHunter Group
PLC
                                                            Form 20-F for the
Year Ended December 31, 2021
                                                            Filed April 27,
2022
                                                            File No. 001-38882

       Dear Mr. Zhukov:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 20-F for the Year Ended December 31, 2021

       Consolidated Financial Statements, page F-1

   1. In view of the risk factor disclosed on page 40 in regard to your status as a holding company and dependence
on your subsidiaries for cash to fund your operations and
                                                        expenses, including
future dividend payments, please explain to us your consideration of
                                                        Rules 4-08(e), 5-04(c)
Schedule I and 12-04 of Regulation S-X.
 Mikhail Zhukov
HeadHunter Group PLC
September 16, 2022
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Patrick Kuhn at (202) 551-3308 or Doug Jones at (202) 551-3309 with any questions.



FirstName LastNameMikhail Zhukov                          Sincerely,
Comapany NameHeadHunter Group PLC
                                                          Division of
Corporation Finance
September 16, 2022 Page 2                                 Office of Trade &
Services
FirstName LastName